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Exhibit 99.1

RISK FACTORS

Risks that might Delay or Reduce our Liquidating Distributions

        We have recorded the value of the Resort and our remaining golf courses at our best estimates of fair value as of November 11, 2005; however, we cannot provide assurances that these estimates reflect actual current market value for the applicable courses. In particular, we have not adjusted our estimates of the current market value of the Resort in connection with the execution of the Asset Purchase Agreement with CMI because its is subject to termination by CMI prior to November 25, 2005. As a result, our financial statements continue to reflect the fair value of the Resort as $39.24 million, despite the possibility that we may sell the Resort for a purchase price exceeding that amount. As a result of our inability to provide assurances regarding the estimates of the fair value of our assets, including the probability of closing the transactions contemplated by the Asset Purchase Agreement, at the present time, we do not believe that we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidation period and the amounts may be less than our earlier projections. Further, while we have provided in this report estimated adjustments to net assets in liquidation based upon a consummation of the transactions contemplated in the Asset Purchase Agreement, we cannot assure you that the contemplated transactions will close on the terms set forth in that agreement, if at all. As a result, the estimated adjustments to net assets in liquidation provided in this report may prove incorrect and the amounts, if any, that we ultimately distribute as liquidating distributions may be less than estimated.

Our estimate of the Resort's fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We might sell the Resort for an amount less than our current estimate of its fair value, which could reduce our liquidating distributions to holders of our common stock.

        After we took possession of the Resort on July 16, 2004 pursuant to our Settlement Agreement with Westin and our former borrower, we were required to allocate the settlement amount among the different asset categories on our balance sheet as of the date that we assumed ownership of the Resort. As part of this allocation process, we engaged the same third-party experts that prepared the asset study that we commissioned in July 2003 to update this study. This study included an estimate of the fair value of the Resort's real estate operating as a golf resort and an estimate of the fair value of the Resort's identified contractual intangible assets, and non-contractual but identifiable intangible items. We updated the estimated fair market value in continued use of the Resort's furniture, fixtures and equipment, or FF&E, inventory from the value obtained in July 2003 by giving consideration to new FF&E purchased since July 2003 instead of retaining a third party expert for this purpose. We believe this is a reasonable approach. The estimate of the fair market value of each of these asset groups are based on facts and circumstances known to us at this time. Based on this updated asset study and other facts and circumstances known to us at the date that we took title to the Resort, for purposes of our September 30, 2004 balance sheet, we estimated the fair value of the Resort asset under the "orderly liquidation" strategy to be $39.24 million. Accordingly, for the quarter ended September 30, 2004, we recorded a write-down of $5.0 million against the then participating mortgage's December 31, 2003 and June 30, 2004 value of $44.24 million. As of September 30, 2005, we have recorded no further adjustments to the carrying value of the Resort. We have identified our valuation of the Resort asset as a critical accounting estimate, and it is discussed under the caption "Application of Critical Accounting Policies."

        While we have obtained additional information regarding the valuation of the Resort as a result of the valuation study by our independent financial advisor, the valuation of the Resort is still subject to uncertainty. We do not believe we are able at this time to project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidating period. The factors giving rise to this uncertainty include, without limitation, the following:

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  recent improvement in the financial performance of the Resort that we have observed since we took title to it in July 2004 may not continue;

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  despite our execution of a new management agreement with Westin at the Resort providing for increased control by us over accounting and marketing and improved provisions governing Westin's reporting to us, we do not directly manage the Resort;

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  our Settlement Agreement with Westin and our former borrower may prove less successful than anticipated, and the performance of the parties to the Settlement Agreement may fall short of our expectations;

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  historical uncertainty surrounding the future of the Resort and the level of Westin's involvement upon the prospective sale of the Resort may create uncertainty for corporate meeting planners contracting for large corporate groups, and any such uncertainty may be used as a competitive advantage by our competitors when marketing their hotels against the Resort;

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  continued threats of terrorism and the impact thereof on the travel and lodging industry; and

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  uncertainty about our ability to close the transactions contemplated in the Asset Purchase Agreement according to its terms, or at all.

        As a result of the foregoing, at the present time we will refrain from either making any adjustments (positive or negative) to any earlier reported range of distributions or proposing a new range. We may, however, be able to do so in future periods in the event that the quality and reliability of all information necessary to make estimates of cash flow and, correspondingly, value become more reliable. In the event that additional valuation information becomes available, it is possible that any difference in the valuation of the Resort, the valuation of our other assets, or the magnitude of our liabilities, would cause the lower end of the Updated 2003 Range to decline. You should not assume that the liquidating distributions have not increased or declined, perhaps in material amounts, from the historical projections earlier provided.

        While we have entered into an Asset Purchase Agreement which contemplates the sale of the Resort prior to the December 31, 2005, in the event that the Asset Purchase Agreement is terminated, it is possible that we may sell our interest in the Resort (either directly or by way of another exit transaction) prior to December 31, 2005, in response to a reasonable offer, if, after consideration of the facts and circumstances at that time, our board determines that the sale or other exit transaction would be in the best interest of our stockholders. In the event that CMI terminates the Asset Purchase Agreement, it is also possible that our board might decide to extend the holding period of this asset past 2005 if it determines that such an extension may allow us to realize a better recovery on the asset or otherwise be in the best interest of our stockholders. In any case, we face the risk that our efforts to preserve the value of the Resort might be unsuccessful and we might ultimately sell our interest in the Resort for less than our last estimate of its fair value. Accordingly, our assessment of the Resort's fair value may change at some future date, perhaps in a material adverse manner, based on facts and circumstances at that time, and the Resort's value may again be written-down.

While we have entered into the Asset Purchase Agreement with CMI providing for the sale of the Resort, that agreement is subject to termination by CMI for any or no reason, without penalty, at any time prior to the close of business on November 25, 2005. Even if CMI does not exercise its right to terminate the Asset Purchase Agreement, the closing of the transactions contemplated in that Asset Purchase Agreement will be subject to the customary closing conditions including, among others, consideration by our Board of Directors and receipt of a satisfactory fairness opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Therefore, at this time, we cannot assure you that the Asset Purchase Agreement will not be terminated, that all conditions to closing will be satisfied or that the transaction with CMI will close.

        In the event that the transactions contemplated by the Asset Purchase Agreement do not close we will need to develop a business plan to address the future operating plans for the Resort and our company until another exit transaction can be completed. As part of this business plan, we would need to factor in estimated costs of liquidation and the accrual of preferred dividends which will occur through the completion of our liquidation. In particular, unless our obligations to AEW are otherwise modified, we would be required to accrue, and ultimately pay in our liquidating distributions to AEW, an additional $5,000,000 to reflect preferred dividends of $625,000 per quarter for the period from January 1, 2004 through December 31, 2005, plus an additional accrual of $625,000 per quarter for preferred dividends through the date that the exit transaction is consummated and liquidation payments are made to AEW, which we may not be required to pay pursuant to current arrangements with AEW and CMI.

        While we received indications of interest from several bidders regarding the acquisition of the Resort, in the event that we do not close the transactions contemplated by the Asset Purchase Agreement we cannot guarantee that we will be able to enter into a binding agreement for the sale or other disposition of the Resort, or Replacement Resort Exit Transaction. Any Replacement Resort Exit Transaction will be subject to consideration by the Special Committee of our Board, the receipt of a satisfactory fairness opinion, and the execution of a binding purchase agreement. We cannot assure you that we will enter into a binding purchase agreement for a Replacement Resort Exit Transaction if we are unable to consummate the transaction with CMI or, if we do so, that all conditions to closing will be satisfied and the Replacement Resort Exit Transaction will close. Further, there can be no assurance that the price that we receive in a Replacement Resort Exit Transaction would be not be less than the purchase price in the Asset Purchase Agreement or the then applicable carrying value of the Resort on our financial statements. The negotiation and closing of a Replacement Resort Exit Transaction would likely involve significant legal expenses which would further reduce the liquidating distributions that we make to the holders of our common stock.

Our estimate of the gain in excess of the carrying value of the Resort upon consummation of the transactions contemplated in the Asset Purchase Agreement on December 30, 2005 is based on forward-looking estimates which are subject to change. In the event that the sale of the Resort closes, but on terms that are not consistent with those in the Asset Purchase Agreement, the estimated gain on the sale of the Resort in excess of its carrying value may prove inaccurate and the liquidating distributions to the holders of our common stock may be reduced. Even if we close the transactions contemplated in the Asset Purchase Agreement in accordance with its current terms, our estimated gain on the sale of the Resort in excess of its carrying value may be below the actual gain realized on the sale, causing our liquidating distributions to holders of our common stock to be less than anticipated.

        Our estimate of the gain in excess of the carrying value of the Resort upon consummation of the transactions contemplated in the Asset Purchase Agreement on December 30, 2005 is based on forward-looking estimates which are subject to change. In the event that the sale of the Resort closes, but on terms that are not consistent with those in the Asset Purchase Agreement, the estimated gain on the sale of the Resort in excess of its carrying value may prove inaccurate and the liquidating distributions to the holders of our common stock may be reduced. Even if we close the transactions contemplated in the Asset Purchase Agreement in accordance with its current terms, our estimated gain on the sale of the Resort in excess of its carrying value may be below the actual gain realized on the sale, causing our liquidating distributions to holders of our common stock to be less than anticipated. The factors giving rise to this uncertainty regarding the adjustment include, without limitation, the following:

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  our estimates regarding the closing costs that we will incur to sell the Resort to CMI may prove less than the costs that we actually incur;

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  the estimate of cash available to cover the working capital requirements could be less than estimated;

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  the adjustments of the purchase price of the Resort may be greater than estimated; and,

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  the closing could take longer than anticipated, resulting in additional unanticipated legal fees.

        While we have provided an estimate of the gain on the sale of the Resort in excess of its carrying value in response to the execution of the Asset Purchase Agreement, we do not believe we are able at this time to project the exact amount of that adjustment or the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidating period. You should not assume that the liquidating distributions will be consistent with either our prior historical estimates or our estimated adjustment in net assets in liquidation.

We have entered into an Option Agreement with the holder of our series A preferred stock which contemplates that the holder will permit us to repurchase all of the holder's series A preferred stock for less than the current liquidation preferences afforded to those shares. As a result of our understandings with AEW and CMI, we have not recorded in our net assets a liability for the accrual of preferred dividends payable for the first quarter of 2004 and all subsequent quarters. In the event that we are unable to exercise our option to repurchase all of the holder's series A preferred stock prior to its expiration date, we may be required to pay that holder all or a portion of the preferred dividends for which we have not recorded a liability, reducing our liquidating distributions to common stockholders.

        On March 24, 2005 we executed a letter, and on May 6, 2005 we executed an Option Agreement, with the holder of our series A preferred stock, AEW, in which AEW agreed that we shall have an option to purchase, on or before November 30, 2005, the 800,000 shares of our series A preferred stock held by AEW, including, without limitation, all of AEW's rights to due and unpaid principal, accrued and unpaid dividends and liquidation preferences payable in respect of such series A preferred shares as of our exercise of the option. The exercise price of this option is approximately $24,914,000. This exercise price excludes dividends that would accrue to the series A preferred stock during 2004 and subsequent periods.

        On November 11, 2005, we entered into a letter agreement with AEW, or the Amendment, amending the terms of the Option Agreement by and between AEW and us. The Amendment, among other things, extended the termination date of the option from November 30, 2005 to December 30, 2005, provided that a deposit has been received of at least $4,500,000, which CMI may make pursuant to the Asset Purchase Agreement, and such deposit becomes non-refundable to CMI no later than December 9, 2005. In the event that CMI's $4,500,000 deposit, which is currently held in escrow, does not become non-refundable on or before December 9, 2005, the Amendment shall automatically terminate. Pursuant to the Amendment, the option's exercise price of $24,914,000 shall bear interest at a rate of 10%, per annum, from, and including, December 1, 2005 until, and including, the date that we deliver to AEW notice of its exercise of the Option. CMI's purchase price will be adjusted upwards by the amount of interest accrued up to and including the closing date.

        As a result of our understandings with AEW and CMI, we have not recorded in our net assets a liability for the accrual of preferred dividends payable for the first quarter of 2004 and all subsequent quarters. In the event that we are unable to exercise our option to repurchase all of the holder's series A preferred stock prior to its expiration date of December 30, 2005, we may be required to pay that holder all or a portion of the quarterly preferred dividends for which we have not recorded a liability, reducing our liquidating distributions to common stockholders.

We took ownership of the Resort on July 16, 2004 pursuant to a global Settlement Agreement providing for the assumption of certain existing or modified financial obligations of our former borrower. We are now responsible for any negative cash flow of the Resort. If the amount of assumed liabilities and expenditures with respect to the Resort exceed our expectations, our liquidating distributions to common stockholders could be reduced.

        On July 15, 2004, we entered a Settlement Agreement relating to our June 1997 $79.0 million loan to our former borrower. This loan was secured by a mortgage on the Resort. As part of the Settlement Agreement, we assumed certain financial obligations of the borrower, such as refurbishment expenses paid by the condominium owners, a modified termination rights fee and outstanding golf facility management fees payable to Troon. As the owner of the Resort, we are responsible for any negative cash flow associated with its ownership and operation. As a result of the assumption of these liabilities and our responsibility for any negative cash flow, we face the risk that our ultimate liabilities and expenditures might be greater than expected. In that case, our cash available for distribution and the ultimate amount of our liquidating distributions to the holders of our common stock could be less than our expectations. We recently received a request from Westin under the Management Agreement to fund $1,500,000 to offset a shortfall in cash flow at the Resort. We have reviewed this request with Westin and we intend to fund approximately $800,000 prior to November 30, 2005 to address seasonal cash flow shortfalls. However, there are no assurances that additional intercompany advances will not be necessary prior to the consummation of a sale of the Resort.

        Although the revenues of the Resort have begun to increase after we took title to the Resort following the end of the second quarter of 2004, we cannot guarantee that the Resort's future performance will continue to show improvement. Our recovery with respect to this asset might be significantly delayed, and the net proceeds that we ultimately receive upon a sale of the Resort might be less than our current estimate of the Resort's fair value, if we do not continue to improve the Resort's financial performance. In such an event, our liquidating distributions to holders of our common stock would be reduced. Our estimate of the Resort's fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We can provide no assurance of success under the Settlement Agreement, the future success of the Resort or the consummation of the transactions contemplated by the Asset Purchase Agreement.

Stockholder litigation related to the plan of liquidation could result in substantial costs and distract our management.

        Extraordinary corporate actions, such as our plan of liquidation, often lead to securities class action lawsuits and derivative litigation being filed against companies such as ours. We became involved in this type of litigation in connection with our plan of liquidation (and the transactions associated with it) in a legal action we refer to as the Crossley litigation. During the second quarter of 2003, the Crossley claim was dismissed with prejudice on our motion for summary judgment. Accordingly, the lawsuit was dismissed and the plaintiff will not be allowed to refile the claim, although the plaintiff could appeal the dismissal. We subsequently entered into a non-monetary settlement with the plaintiff whereby the plaintiff agreed not to appeal the dismissal and we agreed not to seek reimbursement of our legal costs from the plaintiff. Even though the Crossley litigation has been dismissed, we face the risk that other claims might be brought against us. Any such litigation would likely be expensive and, even if we ultimately prevail, the process would divert management's attention from implementing the plan of liquidation and otherwise operating our business. If we do not prevail in any such litigation, we might be liable for damages. It is not possible to predict the amount of such potential damages, if any, but they might be significant. Any damage liability would reduce our cash available for distribution and the ultimate amount of our liquidating distributions to holders of our common stock.

If we are unable to retain at least one of our key executives and sufficient staff members to complete the plan of liquidation in a reasonably expeditious manner, our liquidating distributions might be delayed or reduced.

        Our ability to consummate sales transactions for our other interests in golf courses depend to a large extent upon the experience and abilities of our two most senior executives, W. Bradley Blair, II, our chief executive officer and president, and Scott D. Peters, our senior vice president and chief financial officer, and their experience and familiarity with our assets, our counter-parties and the market for golf course sales. Mr. Blair and Mr. Peters are currently serving us on a reduced schedule basis. We believe our liquidation has progressed to the point that the resignation of one, but not both, of our executives would not likely cause significant adverse consequences. However, a loss of the services of both of these individuals could materially harm our ability to complete the plan of liquidation in a reasonably expeditious manner and our prospects of selling our assets at the best potential prices.

        The potential resignation of Mr. Blair poses a relatively greater risk at this time in light of the fact that the amount of time that Mr. Peters is required to commit to us is less than the amount of time that Mr. Blair is required to commit to us. If Mr. Blair were to resign, we would likely seek to hire a replacement for Mr. Blair. The cost that we incur to replace Mr. Blair would likely depend upon our determination of the experience and skills that must be possessed by his replacement in light of our financial condition, our assets remaining to be liquidated, and the complexity of any issues bearing on us and the liquidation at that time.

        Our ability to complete the plan of liquidation in a timely manner also depends on our ability to retain our key non-executive employees. Those employees may seek other employment rather than remaining with us throughout the process of liquidation, even though they generally would lose their eligibility for severance payments by resigning. If we are unable to retain enough qualified staff to complete our plan of liquidation in a reasonably expeditious manner, liquidating distributions might be delayed or reduced.

If we are unable to consummate a sale of the Resort or our other remaining golf courses at our revised estimates of their respective values, our liquidating distributions might be delayed or reduced.

        In addition to the four golf courses at the Resort, we have two other properties (or three eighteen-hole equivalent golf courses). We have entered into agreements relating to the sale of two of our remaining assets; however, at the present time those agreements may be terminated by the potential buyers without penalty. In calculating our projected liquidating distributions, we assumed that we would be able to find buyers for the Resort and our other remaining golf courses at purchase prices equal to our estimates of their respective fair market values. However, our estimates of the sales prices of the Resort and our other remaining golf courses may exceed the prices we eventually receive. Our independent financial advisor's March 18, 2003 analysis (upon which our 2003 Updated Range was based in part, and upon which you should not rely at this point) is neither an appraisal nor an opinion. Assumptions underlying our 2003 Updated Range might prove to be incorrect and, therefore, our projections might overstate the ultimate net proceeds we may receive. In particular, based in part on the then updated asset study of the Resort's value from our independent financial advisor we recorded $5.0 million write-down in the value of the Resort as of September 30, 2004. Should any of our current purchase and sale agreements fail to close, in order to find new buyers in a reasonably expeditious manner, we might be required to lower our asking price for the Resort and our other remaining courses below our estimate of their fair value. If we are not able to find new buyers for these assets in a reasonably expeditious manner, or if we have overestimated the sales prices we will ultimately receive, our liquidating distributions to the holders of our common stock will be significantly delayed or reduced.

        At the present time, we do not believe we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidation period. Accordingly, you should not rely on the valuations or ranges earlier provided as representative of our current views on the subject.

If we are unable to realize the value of a promissory note taken as part of any purchase price, our liquidating distributions might be reduced.

        In some golf course sales, we may agree to receive promissory notes from the buyer as a portion of the purchase price. Promissory notes are often illiquid. If we are not able to sell the promissory note without a great discount, or in the case of a short-term note, if we hold it to maturity and the maker ultimately defaults, our liquidating distributions might be reduced.

Decreases in golf course values caused by economic recession and /or additional terrorist activity might reduce the amount for which we can sell our assets.

        The value of our interests in golf courses might be reduced, and substantially so, by a number of factors that are beyond our control, including the following:

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  adverse changes in the economy, prolonged recession and/or additional terrorist activity against the United States or our allies, or other war-time activities might increase public pessimism and decrease travel and leisure spending, thereby reducing golf course operators' revenues (particularly destination-resort golf course revenues) and diminishing the resale value of the affected golf courses;

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  increased competition, including, without limitation, increasing numbers of golf courses being offered for sale in our markets or nationwide;

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  continuing imbalance in supply and demand in the golf course industry; and

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  changes in real estate tax rates and other operating expenses.

        Any reduction in the value of our golf courses would make it more difficult for us to sell our assets for the amounts and within the time-frames that we have estimated. Reductions in the amounts that we receive when we sell our assets could decrease or delay our payment of liquidating distributions to our stockholders, perhaps in substantial ways.

If our liquidation costs or unpaid liabilities are greater than we expect, our liquidating distributions might be delayed or reduced, potentially in a substantial manner.

        Before making the final liquidating distribution to the holders of our stock, we will need to pay all of our transaction costs pertaining to the liquidation and all valid claims of our creditors, which we expect will be substantial. Our board may also decide to acquire one or more additional insurance policies covering unknown or contingent claims against us, including, without limitation, additional directors' and officers' liability insurance, for which we would pay an additional premium based upon market prices prevailing at the time of any such purchase. We have estimated such transaction costs in calculating the amount of our projected liquidating distributions. To the extent that we have underestimated costs and expenses in calculating our historical projections, our actual aggregate liquidating distributions will be lower than we have historically projected, and perhaps by substantial amounts.

Our loss of REIT status exposes us to potential income tax liability in the future, which could lower the amount of our liquidating distributions.

        In order to maintain our historical qualification as a REIT, at least 95% of our annual gross income was required to be derived from real property rents, mortgage interest and a few other categories of income specified in the tax code, which importantly do not include income from golf course operations. Although we did not affirmatively intend to revoke our REIT status, business conditions required us to begin operating golf courses in 2000 and the percentage of our gross income supplied by such operations increased in 2001, and surpassing the 5% ceiling in 2002. Consequently, we did not meet the 95% gross income test in 2002. Failure to meet this test caused us to fail to qualify as a REIT for the year 2002, which will prevent us from re-qualifying for at least four years. Accordingly, we have been subject to federal income tax as a regular corporation since our failure to qualify as a REIT.

        However, our operations resulted in a net operating loss for income tax purposes during 2002, 2003 and 2004. Therefore, no income tax will be due on our operating income/loss or proceeds from the sale of properties that occurred during 2002, 2003 and 2004. At the present time, we believe we have sufficient net operating loss carryovers to offset any gains we might recognize through our liquidation. If we were to recognize taxable gains in a year before consideration of net operating loss carryovers, we could be subject to alternative minimum tax. Generally, for tax years ending after December 31, 2002, the use of net operating loss carryovers to reduce alternative minimum taxable income is limited to 90% of alternative minimum taxable income. Therefore, tax at a rate of 20% could be imposed on our alternative minimum taxable income that cannot be reduced by net operating loss carryovers. The resulting tax liabilities would reduce the amount of cash available for liquidating distributions.

The holder of our series A preferred stock might exercise its right to appoint two directors to our board of directors, which might result in decisions that prejudice the economic interests of our common stockholders in favor of our preferred stockholders.

        We entered into a voting agreement with the holder of our preferred stock, AEW, pursuant to which the holder agreed to vote in favor of our plan of liquidation. The voting agreement provided that if we failed to redeem our series A preferred stock by May 22, 2003, the holder of the preferred stock would be entitled to require us to redeem the preferred stock. We received such a demand from the holder of our preferred stock on May 23, 2003; however, we do not have cash available to redeem the holder of our preferred stock. Our default in making a timely redemption payment gives the holder of our preferred stock the right under the voting agreement to appoint two new directors to our board. Our charter also gives the holder of our preferred stock the right to elect two new directors if and when dividends on its series A preferred stock are in arrears for more than six quarters. Currently, dividends on the series A preferred stock are sixteen quarters in arrears. These director election rights are not cumulative, which means that the holder of our preferred stock may elect two, but not four, new directors. The current holder of our preferred stock, AEW, informed us previously that it does not currently intend to exercise its director election rights. However, it might decide to exercise such right at any time in the future. The appointment of such directors to our board might reduce the efficiency of our board's decision-making or result in decisions that prejudice the economic interests of the holders of our common stock in favor of the holder of our preferred stock. The Option Agreement executed between us and AEW on May 6, 2005, and the related Amendment executed between us and AEW on November 11, 2005, do not impact AEW's right under the voting agreement as described above to appoint two new directors to our board should they desire to do so.

Distributing interests in a liquidating trust may cause you to recognize gain prior to the receipt of cash.

        As we contemplate the sale of our remaining assets and the wind-up of our company, as expressly contemplated by our plan of liquidation, we may elect to contribute our remaining assets and liabilities to a liquidating trust. Our stockholders would receive interests in the liquidating trust and our corporate existence would terminate. The SEC has historically allowed liquidating trusts to stop filing quarterly reports on Form 10-Q and to file unaudited annual financial statements on Form 10-K. Accordingly, if the SEC were to grant similar relief to any successor liquidating trust we may form, we might realize substantial legal and auditing cost savings over the remainder of our liquidation, as well as general and administrative cost savings such as corporate governance costs, certain insurance costs, and printing and reporting costs of a publicly traded company, among others. However, the plan of liquidation prohibits us from contributing our assets to a liquidating trust unless and until our preferred stock has been redeemed in full or until such time as it consents to such a contribution.

        For tax purposes, the creation of the liquidating trust should be treated as a distribution of our remaining assets to our stockholders, followed by a contribution of the same assets to the liquidating trust by our stockholders. As a result, we will recognize gain or loss inherent in any such assets, with any gains offset by available net operating loss carry-overs (discussed above). In addition, a stockholder would recognize gain to the extent his share of the cash and the fair market value of any assets received by the liquidating trust was greater than the stockholder's basis in his stock, notwithstanding that the stockholder would not contemporaneously receive a distribution of cash or any other assets with which to satisfy the resulting tax liability.

        In addition, it is possible that the fair market value of the Resort and the other assets received by the liquidating trust, as estimated for purposes of determining the extent of the stockholder's gain at the time interests in the liquidating trust are distributed to the stockholders, will exceed the cash or fair market value of property ultimately received by the liquidating trust upon its sale of the assets, in which case the stockholder may not receive a distribution of cash or other assets with which to satisfy any tax liability resulting from the contribution of the assets to the liquidating trust. In this case, the stockholder would recognize a loss in a taxable year subsequent to the taxable year in which the gain was recognized, which loss might be limited under the tax code.

        If we do not distribute our assets to a liquidating trust and, instead, continue to operate as a regular corporation until all of our assets are sold, we would recognize gains or losses upon the sale of assets for federal income tax purposes. Since we are no longer a REIT, we could be subject to income tax on any recognized gains. However, as of December 31, 2002, we believe we have sufficient net operating loss carryovers to offset any recognized gains. If we were to recognize taxable gains in a year before consideration of net operating loss carryovers, we could be subject to alternative minimum tax. Generally, for tax years ending after December 31, 2002, the use of net operating loss carryovers to reduce alternative minimum taxable income is limited to 90% of alternative minimum taxable income. Therefore, tax at a rate of 20% could be imposed on our alternative minimum taxable income that cannot be reduced by net operating loss carryovers. If a liquidating trust is formed, our net operating loss carryovers will not be available to reduce any gains recognized within the trust. However, the trust will have a tax basis equal to the fair market value of its assets at the date the liquidating trust is formed. Any gain recognized by the trust would thus be the result of either appreciation in the value of the assets during the time that they are owned by the trust, or an initial underestimation of the fair market value of the assets at the time the trust is formed.

If we are not able to sell the Resort and our remaining golf courses in a timely manner, we may experience severe liquidity problems, not be able to meet the demands of our creditors and, ultimately become subject to bankruptcy proceedings.

        In the event that we are unable to sell the Resort and our other remaining golf courses as planned, we may be unable to pay our obligations as they become due or upon demand. In addition, our ability to pay our obligations may be compromised if our chief executive officer requires payment of outstanding performance milestone payments owed by us to him before we are able to realize net cash proceeds from asset sales sufficient to discharge those obligations. As of November 11, 2005, we owed our two most senior executive officers a total of approximately $1,710,000 in milestone payments and accrued interest on such milestone payments. We also owe a substantial sum in legal fees, including fees incurred in connection with the negotiation of the Asset Purchase Agreement.

        Further, given that the Resort's only source of cash is from any profitable operations of the Resort, and that the operational cash flow capacity of the Resort will likely not permit the Resort to establish self-sufficiency in the near term, we may be required to seek to provide additional capital to the Resort. We recently received a request from Westin under the Management Agreement to fund $1,500,000 to offset a shortfall in cash flow at the Resort. We have reviewed this request with Westin and we intend to fund approximately $800,000 prior to November 30, 2005 to address seasonal cash flow shortfalls. However, there are no assurances that additional intercompany advances will not be necessary prior to the consummation of a sale of the Resort.

        In the event we are not able to sell our remaining assets within a reasonable period of time and for reasonable amounts, or if our expenses exceed our estimates, we may experience severe liquidity problems and not be able to meet our financial obligations of our creditors. If we cannot meet our obligations to our creditors, we could ultimately become subject to bankruptcy proceedings.

Our stock may be de-listed from American Stock Exchange, which would make it more difficult for investors to sell their shares.

        Currently, our common stock trades on the American Stock Exchange, or Amex. We cannot assure you that we will be able to maintain our listing on Amex or any other established trading market. Among other things, Amex has considerable discretion with respect to listing standards, which include qualitative and quantitative criteria, some of which are beyond our control.

        We cannot assure you that we will be able to maintain our listing on Amex. Delisting would harm our business and the value of your investment. If our common stock were to be de-listed from Amex, it could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market.

We and our subsidiary, GTA-IB LLC, expect to incur significant compliance costs relating to the Exchange Act and Sarbanes-Oxley Act.

        We and our subsidiary, GTA-IB, LLC, are required to comply with the reporting requirements of the Exchange Act. As such, both entities must timely file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K, among other actions. Further, recently enacted and proposed laws, regulations and standards relating to corporate governance and disclosure requirements applicable to public companies, including the Sarbanes-Oxley Act and new SEC regulations have increased the costs of corporate governance, reporting and disclosure practices which are now required of us and of GTA-IB. We were formed prior to the enactment of these new corporate governance standards, and as a result, we did not have all necessary procedures and policies in place at the time of their enactment. Our efforts to comply with applicable laws and regulations, including requirements of the Exchange Act and the Sarbanes-Oxley Act, are expected to involve significant, and potentially increasing, costs. Costs incurred in complying with these regulations may reduce the amount of cash available for liquidating distributions.

        The Sarbanes-Oxley Act and related laws, rules and regulations create legal bases for administrative enforcement, civil and criminal proceedings against us in case of non-compliance, thereby increasing our risk of liability and potential sanctions. Costs incurred in defending against any such actions or proceedings, and any liability or sanctions incurred in connection with such actions or proceedings, could negatively affect the amount of cash available for liquidating distributions.

Risks Relating to the Resort

The Resort's performance may not provide adequate resources to fund the refurbishment reimbursement to the Rental Pool participants.

        Pursuant to our former borrower's arrangement with many of the persons who own condominium units at the Resort, the condominiums owned by these participating persons are placed in a securitized pool and rented as hotel rooms to guests of the Resort. We refer to this securitized pool of participating condominiums as the Rental Pool. In addition to the current Rental Pool agreement, the former owner of the Resort agreed with the condominium owners association that the former owner of the Resort would reimburse 50% of the refurbishment costs, plus accrued interest (at 5% per annum) on the unpaid balance of that portion of the unpaid refurbishment costs which we are required to reimburse. This amount will be reimbursed to participating condominium owners (or transferees of their condominium unit(s)) over the five-year period beginning in 2005. The reimbursement is contingent on the units remaining in the Rental Pool from the time of its refurbishment through 2009. If the unit does not remain in the Rental Pool during the reimbursement period of 2005 through 2009, the owner or successor owner forfeits any unpaid installments at the time the unit is removed from the Rental Pool.

        Accordingly, maintaining condominium owner participation in the Rental Pool is very important to the continued economic success of the Resort. We assumed certain existing or modified financial obligations of the former borrower, including its responsibilities regarding the administration of the condominium unit Rental Pool, when we took ownership of the Resort pursuant to the Settlement Agreement. Also as part of the Settlement Agreement, we assumed our former borrower's obligation for refurbishment expenses paid by the condominium owners.

        As owner of the Resort, we will be responsible for any negative cash flow associated with the ownership and operation of the Resort. As a result of the assumption of these liabilities and our responsibility for any negative cash flow, we face the risk that our ultimate liabilities and expenditures might be greater than we expected. In that case, we may not have sufficient cash available for the payment of the refurbishment expenses relating to the Rental Pool units. If this were to occur, we would be in breach of our obligations to the participants in the Rental Pool, and we might face successful legal challenges relating to that breach.

In the event that the Resort does not provide sufficient cash flow to us, we may be forced to reduce capital expenditures and improvements at the Resort, diminishing the value of the Resort and the Rental Pool units.

        As the owner of the Resort, we will be responsible for any negative cash flow associated with the ownership and operation of the Resort. As a result of our assumption of these liabilities and our responsibility for any negative cash flow of the Resort, we may be exposed to liabilities and expenditures exceeding our expectations or ability to pay. In the event cash flow is insufficient to fund planned improvements, the ability of the participants in the Rental Pool to rent their units may decline. A decline in the rental rates that can be charged for the units or related vacancies resulting from our inability to make necessary capital expenditures may cause the value of the Rental Pool units, and the Resort, to decline.

The number of Rental Pool units may decline if current owners of participating units find alternative uses of the units more attractive than participating in the Rental Pool, reducing the number of available Rental Pool units and diminishing the value of the remaining units.

        Participants in the Rental Pool may decide that alternative uses of their condominium units are more attractive than participating in the Rental Pool. In particular, condominium owners may determine that it is more financially advantageous to rent their units to longer term tenants, or to live in their units rather than paying to live elsewhere and allowing their units to participate in the Rental Pool. Any such reduction in the number of participants in the Rental Pool may result in increased pro-rata costs and reduced revenues for the remaining Rental Pool participants. In particular, a decrease in the number of participants in the Rental Pool will result in higher per capita costs relating to fixed costs that are incurred in connection with the administration of the Rental Pool. In the event that the number of units in the Rental Pool declines below 575, our obligation to reimburse refurbishment expenses for the units will be abated until the number of units in the Rental Pool is restored to 575 or higher.

Severe weather patterns experienced by Florida and the Southeastern United States during 2004 and 2005 could result in depressed bookings, adversely affecting the Resort's results of operations.

        We expect that bookings at the Resort during the final quarter of 2005 and subsequent periods may be adversely affected as a result of a series of hurricanes that affected Florida and the Southeastern United States during 2004 and 2005. In particular, the hurricanes occurring during 2005 may have increased the awareness of potential guests, particularly those residing in regions of the United States that do not experience hurricanes or tropical storms, to the danger that hurricanes and tropical storms present. We expect that these guests may be more reluctant to book rooms in regions subject to such weather patterns. In particular, it is possible that groups will choose alternative destinations for travel during the hurricane season. In the event that potential guests and groups choose alternative destinations as a result of these weather-related concerns, the Resort may experience lower bookings and reduced revenues.

Recent severe weather patterns could further increase the seasonal nature of the results of the Resort.

        The hotel industry is cyclical in nature. The Resort's business has historically been weaker during the third quarter of each year. In the event that we suffer from reduced bookings during the third quarter as a result of hurricane-related concerns of potential guests, this effect could reduce the revenues to the Resort in the third quarter of each year, increasing the disparity between our results in the third quarter as compared to other quarters. This increased cyclicality could make it more difficult for us to project the results of the Resort, and may result in a lower than expected percentage of the Resort's fixed costs being offset by revenue during the third quarter.

Class action litigation involving the former borrower could adversely affect the Resort.

        Approximately fifty condominium owners initiated legal action against the former borrower and its corporate parent, Golf Hosts, Inc., regarding various aspects of the prior rental pool arrangement. At the present time, we are not a party to the lawsuit, nor are our affiliates. It is our understanding that the condominium owners/plaintiffs allege breaches of contract, including breaches in connection with the prior rental pool arrangement. It is also our understanding that the plaintiffs are seeking unspecified damages and declaratory judgment because they believe they are entitled to participate in the Rental Pool. The plaintiffs also believe that golf course access should be limited to persons who are members, their accompanied guests, or guests of the Resort. Recently, the appellate court denied the plaintiffs motion for a rehearing of their appeal or, in the alternative, to certify a question to the Florida Supreme Court. As a result of the appellate court's denial, this matter may be closed. However, we are uncertain as to any residual actions that might arise from this former litigation and the impact, if any, that such residual actions might have on the Resort.

An unfavorable result in the Land Use Lawsuits could impair the value of Parcel F and the Resort, thereby reducing the liquidating distributions to holders of our common stock.

        On March 10, 2005 in the Circuit Court of the Sixth Judicial Circuit, in and for Pinellas County, Florida, Civil Division, we filed a Motion to Intervene in the suit styled Innisbrook Condominium Association, Inc., C. Frank Wreath, Meredith P. Sauer, and Mark Banning, Plaintiffs vs. Pinellas County, Florida, Golf Host Resorts, Inc. and Innisbrook F LLC, Defendants, Case No. 043388CI-15. In April 2005, a subsequent lawsuit relating to this matter was filed as discussed in more detail in Part II, Item 1. In this report, we refer to these lawsuits as the Land Use Lawsuits.

        In the event that the defendants in the Land Use Lawsuits do not prevail, we may lose all or substantially all of our land use and development rights with respect to Parcel F. As a result, we may experience reduced club memberships at the Resort, and our ability to realize the benefits from proposed development of Parcel F would be adversely impacted. In addition, failure by the defendants to prevail in the Land Use Lawsuits could jeopardize our land use and development rights in the remaining units that we may have the opportunity to develop at the Resort if a court subsequently applied a similar interpretation of our rights with respect to those units. In that instance, we might lose all or substantially all of those rights with respect to the remaining units. As a result of a successful challenge to our land use and development rights relating to the remaining units at the Resort, our ability to develop the Resort and would be adversely affected.

        Any unfavorable resolution to the Land Use Lawsuits, or the application of an unfavorable precedent in the Land Use Lawsuits to limit our land use and development rights to the remaining units at the Resort, could reduce the liquidating distributions that we are able to pay to the holders of our common stock.

In the event of unfavorable rulings by OSHA, the EEOC, the NASD or the FDRE against our subsidiaries based on complaints filed by a former employee of GHSI could result in fines and penalties, which could negatively impact the funds available for liquidating distributions.

        In July 2005, we received a series of notices of complaints from a single former employee of GHSI as follows: (i) our subsidiary GHSI received from the Department of Labor, Occupational Safety and Health Administration, or OSHA, notice that a former employee of GHSI is alleging violations of Title VIII of the Sarbanes Oxley Act of 2002, Section 806 of the Corporate and Criminal Fraud Accounting Act; (ii) our wholly-owned subsidiary, GTA-IB, LLC, received notice from the U.S. Equal Employment Opportunity Commission, or EEOC, of an alleged charge of discrimination by this former employee; (iii) GHSI received notice that its former employee has filed a complaint with the National Association of Securities Dealers, Inc., or NASD, alleging violations of applicable rules and of federal and state securities statutes; and (iv) GHSI received notice that its former employee had filed with the Florida Division of Real Estate, or FDRE, a complaint alleging that GHSI had failed to pay real estate commissions owed to him and wrongfully terminated him, among other complaints, in violation of applicable state and federal law.

        In November 2005, this former employee of GHSI entered into a settlement agreement with us and certain of our affiliates relating to these complaints. While this settlement agreement resolves the claims of this former employee, it is possible that OSHA, the EEOC, the NASD or the FDRE could pursue these claims even after we have entered the settlement agreement, potentially imposing upon us, our subsidiaries or our other affiliates fines, penalties or other remedies which could harm our operations.

The Resort is subject to all the operating risks common to the hotel industry which could adversely affect its results of operations.

        Operating risks common to the Resort include:

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  changes in general economic conditions, including the timing and robustness of the apparent recovery in the United States from the recent economic downturn and the prospects for improved performance in other parts of the world;

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  the impact of war and terrorist activity (including threatened terrorist activity) and heightened travel security measures instituted in response thereto;

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  domestic and international political and geopolitical conditions;

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  decreases in the demand for transient rooms and related lodging services, including a reduction in business travel as a result of general economic conditions;

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  the impact of internet intermediaries on pricing and our increasing reliance on technology;

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  cyclical over-building in the hotel industry which increases the supply of hotel rooms;

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  changes in travel patterns;

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  changes in operating costs, including, but not limited to, energy, labor costs (including the impact of unionization), workers' compensation and health-care related costs, insurance and unanticipated costs such as acts of nature and their consequences;

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  disputes with the managers of the Resort which may result in litigation;

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  the availability of capital to allow us to fund renovations and investments at the Resort; and

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  the financial condition of the airline industry and the impact on air travel.

General economic downturns, or an increase in labor or insurance costs, may negatively impact our results.

        Moderate or severe economic downturns or adverse conditions may negatively affect the operations of the Resort. These conditions may be widespread or isolated to one or more geographic regions. A tightening of the labor markets in Florida may result in fewer and/or less qualified applicants for job openings at the Resort. Higher wages, related labor costs and the increasing cost trends in the insurance markets may negatively impact our results as wages, related labor costs and insurance premiums increase. A general economic downturn, or increase in expenditures on insurance and labor costs, would adversely impact the operations of the Resort.

If we are unable to successfully compete for customers, it may adversely affect our operating results.

        The hotel industry is highly competitive. The Resort competes for customers with other hotel and resort properties. Some of our competitors may have substantially greater marketing and financial resources than we do, and they may improve their facilities, reduce their prices or expand or improve their marketing programs in ways that adversely affect our operating results.

Internet reservation channels may negatively impact our bookings and results of operations.

        Internet travel intermediaries such as Travelocity.com®, Expedia.com® and Priceline.com® are attempting to commoditize hotel rooms, by increasing the importance of price and general indicators of quality at the expense of brand or property specific identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to lodging brands. Although we expect to derive most of our business from traditional channels, if the amount of sales made through internet intermediaries increases significantly, our business and profitability may be significantly harmed.

The Resort places significant reliance on technology.

        The hospitality industry continues to demand the use of sophisticated technology and systems including technology utilized for property management, procurement, reservation systems, operation of customer loyalty programs, distribution and guest amenities. These technologies can be expected to require refinements and there is the risk that advanced new technologies will be introduced. There can be no assurance that as various systems and technologies become outdated or new technology is required we will be able to replace or introduce them as quickly as our competition or within budgeted costs for such technology. Further, there can be no assurance that we will achieve the benefits that may have been anticipated from any new technology or system.

The Resort is capital intensive, and may become uncompetitive in the event that sufficient financing is not available.

        For the Resort to remain attractive and competitive, we have to spend money periodically to keep the properties well maintained, modernized and refurbished. This creates an ongoing need for cash and, to the extent we cannot fund expenditures from cash generated by operations, we must seek to obtain funds from borrowings or otherwise. We may be unable to find such financing on favorable terms, if at all. To the extent that we are unsuccessful in obtaining such financing, it could adversely impact the Resort's results from operations.

Our investment in the Resort is subject to numerous risks which could adversely affect our income.

        We are subject to the risks that generally relate to investments in real property because we own the Resort. The investment returns available from equity investments in real estate such as the Resort depends in large part on the amount of income earned and capital appreciation generated by the Resort, and the expenses incurred. In addition, a variety of other factors affect income from the Resort and its real estate value, including governmental regulations, real estate, insurance, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. When interest rates increase, the cost of developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Any of these factors could have a material adverse impact on our results of operations or financial condition. If the Resort does not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be adversely affected.

Environmental Regulations may increase the Resort's costs, or our ability to develop, use or sell the Resort.

        Environmental laws, ordinances and regulations of various federal, state, local and foreign governments impact our properties and could make us liable for the costs of removing or cleaning up hazardous or toxic substances on, under, or in property we currently own or operate or that we previously owned or operated. These laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly clean up such substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes, we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations could require us to manage, abate or remove lead or asbestos containing materials. Certain laws, ordinances and regulations, particularly those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, or sell the Resort.

So-called acts of God, terrorist activity and war could adversely affect the Resort.

        The Resort's financial and operating performance may be adversely affected by so-called acts of God, such as natural disasters, in Florida and in areas of the world from which we draw a large number of guests. Similarly, wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife and geopolitical uncertainty have caused in the past, and may cause in the future, our results to differ materially from anticipated results. Our revenues could be adversely impacted in the event that acts of God, war or terrorism impact the Resort's ability to attract guests.

Some potential losses are not covered by insurance.

        We carry comprehensive insurance coverage for general liability, property, business interruption and other risks with respect to the Resort. Our policies offer coverage features and insured limits that we believe are customary for similar type properties. Generally, our "all-risk" property policies provide that coverage is available on a per occurrence basis and that, for each occurrence, there is a limit as well as various sub-limits on the amount of insurance proceeds we can receive. In addition, there may be overall limits under the policies. Sub-limits exist for certain types of claims such as service interruption, abatement, expediting costs or landscaping replacement, and the dollar amounts of these sub-limits are significantly lower than the dollar amounts of the overall coverage limit.

        In addition, there are also other risks such as war, certain forms of terrorism such as nuclear, biological or chemical terrorism, acts of God such as hurricanes and earthquakes and some environmental hazards that may be deemed to fall completely outside the general coverage limits of our policies or may be uninsurable or may be too expensive to justify insuring against.

Our operations at the Resort are dependent upon outside managers, and if those managers are less successful than expected, the Resort's results of operations will be adversely affected, potentially in a material way.

        Westin manages the daily operations of the Resort pursuant to our Management Agreement with Westin, and Troon manages the golf facilities at the Resort pursuant to related contractual commitments with Westin. In the event that these third party managers fail to perform under their respective contracts as expected, or in the event that they default on their obligations, the Resort's results of operations will be adversely affected, potentially in a material way.

A sustained increase in energy costs may negatively impact the Resort's results by increasing its energy-related costs and by discouraging potential guests from traveling and taking part in recreational activities.

        During the past year, energy costs in the United States have increased substantially. Energy costs represent an increasingly larger percentage of the costs of the Resort, and we expect energy costs to increase in both in absolute and relative terms. In addition, we expect that higher energy costs will negatively affect the Resort by discouraging travel and recreational activities. In particular, potential guests of the Resort are less likely to travel as they bear the affects of higher energy costs as either higher airline fares or in an increased cost per gallon of gasoline. In addition, higher energy costs may reduce the disposable income of potential guests, making them less likely to spend money for travel and recreational activities. As a result of these factors, a sustained increase in energy costs may negatively impact the Resort's results by increasing its energy-related costs and by discouraging traveling and taking part in recreational activities.

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  Exhibit 99.1